

5 Day Countdown: Details Launching February 18th

Dear Investor,

At YieldStreet, we've worked hard to continually bring you novel investment opportunities such as Marine Finance, Art Finance, and Short Term Notes. These opportunities have provided you with the potential to innovate and expand the way you generate wealth. We've always planned to go further and offer a multi-asset product to help you fast-track your current alternative portfolio. Enter the **YieldStreet Prism Fund**—the first product in a new fund category for YieldStreet.

WHAT IS THE YIELDSTREET PRISM FUND?

Think of this fund as your portfolio builder, giving you access to curated assets. You make one allocation spread across multiple sectors and asset classes that will provide your portfolio with the potential for diversification.*

ACCESS: GETTING YOU TO THE NEXT LEVEL

Historically, only institutions had access to an investment strategy like this. But as an investor-first company, we believe all investors, you included, deserve access. It's YieldStreet's founding principle and the reason our team does what they do.

HOW DOES IT WORK?

The Fund will be managed by both our partner and YieldStreet—our partner, acting as subadviser in the liquid space across multiple sectors (such as asset-backed securities, high yield corporates, commercial mortgages, and emerging markets exposure, among others), and YieldStreet, in the illiquid space across multiple asset classes. The asset allocation for the fund overall will be focused on income generation. This is intended to provide a potentially seamless and immediate way to help diversify your YieldStreet portfolio.* Available exclusively through YieldStreet, the YieldStreet Prism Fund is a novel product where illiquid alternatives (YieldStreet) are married with liquid assets.

Stay tuned as all official details, including naming our partner, will launch on **February 18th**. The YieldStreet Prism Fund will officially open for investment in late February. In the meantime, you can get ready by making sure your account is fully set up and you've funded your YieldStreet Wallet.

Have questions? Reach out to the YieldStreet Team at investments@yieldstreetprismfund.com.

YIELDSTREET FOUNDERS

Milind Mehere   Michael Weisz

* The YieldStreet Prism Fund is a non-diversified closed-end fund for purposes of the Investment Company Act of 1940, as amended ("40 Act"), and is therefore not a 40 Act "diversified" product.

Investors should carefully consider the investment objectives, risks, charges and expenses of the YieldStreet Prism Fund before investing. The prospectus for the YieldStreet Prism Fund contains this and other information about the Fund and can be obtained by emailing investments@yieldstreetprismfund.com or by referring to www.yieldstreetprismfund.com . The prospectus should be read carefully before investing in the Fund.

Investments in the Fund are not bank deposits (and thus not insured by the FDIC or by any other federal governmental agency) and are not guaranteed by YieldStreet or any other party.

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